FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  03 July, 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
Signet Group plc
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(ii)
3. Name of
person discharging managerial responsibilities
/
director
Walker Gordon Boyd
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
No
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
As in 3. above
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
0.9 cents US ordinary shares
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
-
8 State the nature of the transaction
Lapse of Share Options granted in 2005 under the Company's Sharesave Option Scheme

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
10,985
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

0.0006%
13. Price per
 share
 or value of transaction
£0.8625
14. Date and place of transaction
30 June 2008
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
30 June 2008
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17. Date of grant
………………………………
18. Period during which or date on which it can be exercised
………………………………
19. Total amount paid (if any) for grant of the option
………………………………
20. Description of
shares
 or debentures involved (
class
 and number)
………………………………
………………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
………………………………

22. Total number of
shares
 or debentures over which options held following notification
………………………………
23. Any additional information
………………………………
24. Name of contact and telephone number for queries
Mark Jenkins 0870 90 90 301
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Mark Jenkins
Date of notification
03 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  03 July, 2008